UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MISONIX, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

604871103

(CUSIP Number)

Mr. Stavros G. Vizirgianakis

1/16-18 Tennyson St.,

Williamstown North

3016

Victoria

Australia

Telephone: 0027823791881

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 24, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 604871103

1	NAMES OF REPORTING PERSONS Stavros G. Vizirgianakis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece and South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 380,100 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 380,100 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,100 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.43%
14	TYPE OF REPORTING PERSON (see Instructions) IN

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”) of Mixonix, Inc., a Delaware corporation (the “Company”). The principal executive office of Misonix is located at 1938 New Highway, Farmingdale, New York 11735.

Item 2. Identity and Background

The person filing this Schedule 13D is Stavros G. Vizirgianakis. Mr. Vizirgianakis is the Chief Executive Officer of Surgical Innovations, a medical device distribution company. Mr. Vizirgianakis’ principal address is 1/16-18 Tennyson St., Williamstown North, 3016, Victoria, Australia. Mr. Vizirgianakis is a citizen of Greece and a citizen of South Africa.

During the last five years, Mr. Vizirgianakis has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 380,100 shares of Common Stock owned by Mr. Vizirgianakis is approximately $970,000, including brokerage commissions. The shares of Common Stock owned by Mr. Vizirgianakis were acquired with personal funds.

Item 4. Purpose of Transaction

Mr. Vizirgianakis acquired beneficial ownership of the shares of Common Stock reported herein as part of his investment activities. Mr. Vizirgianakis acquired the shares of Common Stock reported herein because he believes that the trading prices of the Common Stock do not adequately reflect the potential value of the Company’s underlying business and assets.

Mr. Vizirgianakis intends to review and evaluate his investment in the Common Stock on an ongoing basis. He currently believes that the trading prices of the Common Stock continue to be below the potential value of the Company’s underlying business and assets and is accordingly likely to purchase additional shares of Common Stock. He may, however, depending upon his ongoing evaluation of the business and prospects of the Company, or such other considerations as he may deem relevant, determine to decrease or dispose of his holdings of Common Stock. As a part of such review and evaluation, Mr. Vizirgianakis may hold additional discussions with the Company’s management and directors, other shareholders and other interested parties.

Except as otherwise described above in this Item 4, Mr. Vizirgianakis does not have present plans or proposals that relate to or would result in any of the following (although Mr. Vizirgianakis reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Mr. Vizirgianakis owns 380,100 shares of Common Stock of the Issuer, constituting 5.43% of the outstanding shares thereof.

Mr. Vizirgianakis has sole voting and dispositive power with respect to the shares of Common Stock that he owns directly.

The table below lists all transactions in securities of the Issuer during the past sixty days by Mr. Vizirgianakis. The transaction on July 26, 2012 was a private purchase. The transaction on September 24, 2012 was effected in the open market.

No person other than Mr. Vizirgianakis is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

Shares of Common Stock Purchased	Price Per Share ($)	Date of Purchase

Stavros G. Vizirgianakis

69,850	$2.2578	July 26, 2012
46,750	$4.00	September 24, 2012

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STAVROS G. VIZIRGIANAKIS

By:	/s/ Stavros G. Vizirgianakis
Name:	Stavros G. Vizirgianakis

Dated: October 12, 2012

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